UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2004

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals, Inc. today announced that it has entered a North American sales and distribution agreement for its COSTASIS® Surgical Hemostat with Orthovita, Inc.
2

Angiotech Pharmaceuticals, Inc. today announced that it has entered into an agreement to acquire NeuColl, Inc., a company engaged in the development and commercialization of collagen-based products for orthopedic and spinal applications.

3

Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI; TSX: ANP) today hosted a meeting with analysts and investors in New York and addressed the Company’s revenue and earnings prospects for the years ending December 31 2004, 2005 and 2006. Amounts, unless specified otherwise, are expressed in US dollars.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:  June 24, 2004

      By: /s/ David Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
Thursday June 24, 2004

Angiotech Introduces COSTASIS® (VITAGEL™) to Orthopedic & Spinal Surgery Market Through Distribution Agreement with Orthovita

Concurrent $25 Million Equity Investment in Orthovita

VANCOUVER, June 24, 2004 -- Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI; TSX: ANP) today announced that it has entered a North American sales and distribution agreement for its COSTASIS® Surgical Hemostat with Orthovita, Inc. (NASDAQ:VITA).  Angiotech and Orthovita have announced plans to rebrand COSTASIS for use in spine and orthopedic surgery under the brand name VITAGEL™.

Orthovita will assume all sales, marketing and distribution responsibilities for VITAGEL, while Angiotech’s wholly-owned subsidiary, Cohesion Technologies, Inc. will be responsible for manufacturing.  The agreement also includes options for Orthovita to distribute VITAGEL at a future date in Europe and in the rest of the world.

Angiotech concurrently announced that it intends to complete a US$25 million equity investment in Orthovita.

“We believe Orthovita is ideally positioned to help Angiotech maximize the opportunity for VITAGEL,” said William Hunter, MD, President and CEO of Angiotech.  “Orthovita’s unique specialty sales organization is focused exclusively on marketing of biomaterials to spine and orthopedic surgeons, providing Angiotech with the best opportunity to establish a market position in these important clinical areas.”

“Our investment in Orthovita and the distribution agreement for VITAGEL represent significant first steps in establishing Angiotech’s presence in the high growth areas of orthopedics and spine surgery,” said Thomas Bailey, Vice President of Business Development at Angiotech.  “Under the distribution agreement, Angiotech and Orthovita will share equally in the operating profits generated from sales of VITAGEL.”

VITAGEL is a liquid hemostat used to control bleeding and promote soft tissue healing in surgical procedures in the spine, hip, knee and other areas. It is estimated that over 1.6 million spine, hip and knee surgical procedures are performed annually in the U.S.  VITAGEL is designed for use in orthopedic, cardiovascular, urologic and general surgery procedures, and has received both CE Mark and FDA approval as an adjunct to hemostasis when conventional procedures are ineffective or impractical.

Orthovita, Inc. is a specialty orthopedics company that develops and markets synthetic biomaterials for use in fracture repair and orthopedic trauma, spine surgery including spinal fusion, repair of osteoporosis-related fractures of the spine and other orthopedic applications.  Orthovita’s products represent fully synthetic alternatives to the use of autograft or cadaver-derived bone material in orthopedic and spine surgery.

Vancouver-based Angiotech Pharmaceuticals, Inc., a specialty pharmaceutical company focusing on drug-coated medical devices and biomaterials, is dedicated to enhancing the performance of medical devices and biomaterials through the innovative uses of pharmacotherapeutics.  To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI; TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

COSTASIS® is a registered trademark of Cohesion Technologies, Inc.

VITAGEL™ is a trademark of Orthovita, Inc.

FOR ADDITIONAL INFORMATION:

Analysts:  Rui Avelar, Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6996

Investors:  Ian Harper, Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6933

Media:  Eric Starkman, Starkman & Associates

(212) 252-8545 ext 12

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Exhibit 2

FOR IMMEDIATE RELEASE
NEWS RELEASE
Thursday June 24, 2004

Angiotech Enters Fast Growing Orthopedic and Spinal Surgery Arena

Through Acquisition of NeuColl

VANCOUVER, June 24, 2004 -- Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI; TSX: ANP) today announced that it has entered into an agreement to acquire NeuColl, Inc., a company engaged in the development and commercialization of collagen-based products for orthopedic and spinal applications.

NeuColl is a privately-held orthobiologics company based in Los Gatos, California.  Previously, Angiotech had obtained an equity interest in NeuColl through the acquisition of Cohesion Technologies, Inc. on January 31, 2003.  Under the terms of the agreement, Angiotech will acquire the remainder of NeuColl’s equity for approximately US$13 million in cash.  Angiotech expects to complete the acquisition in the third quarter of 2004.

NeuColl will form one of the cornerstones for Angiotech’s emerging orthopedics franchise.  Its initial product platform is a synthetic bone graft substitute comprised of collagen, a composite material of hydroxyapatite and tricalcium phosphate.

Zimmer, Inc. has distribution rights for the two lead products, COLLAGRAFT® and NEUGRAFT® Bone Graft Matrixes in the United States, Japan and other countries.  COLLAGRAFT is sold through independent distributors in Europe.   These synthetic biomaterials eliminate the trauma created when a second operative site is required to harvest the patient’s own bone (known as “autograft” material) to complete a bone graft procedure. NeuColl’s materials exhibit excellent biocompatibility and closely mimic the composition of natural bone.  Typical medical applications include total joint replacement surgery, spinal fusion procedures, fracture repair, use as an autograft extender and to fill the defect left when bone is harvested.

“With NeuColl we are acquiring a robust product line, a strong distribution partner, and intellectual property that will allow us to immediately develop novel therapies in orthopedics and spine,” said Jeanne M. Bertonis, Chief Business Officer of Angiotech.

Upon closing of the transaction, NeuColl will be a wholly-owned subsidiary of Cohesion Technologies, Inc., a wholly-owned subsidiary of Angiotech Pharmaceuticals, Inc.

Vancouver-based Angiotech Pharmaceuticals, Inc., a specialty pharmaceutical company focusing on drug-coated medical devices and biomaterials, is dedicated to enhancing the performance of medical devices and biomaterials through the innovative uses of pharma-therapeutics.  To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI; TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, for example, statements about completion of the NeuColl transaction, product performance and applications and the Company's ability to successfully distribute and sell products.  Forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

COLLAGRAFT® is a registered trademark of Zimmer, Inc.

NEUGRAFT® is a registered trademark of NeuColl, Inc.

FOR ADDITIONAL INFORMATION:

Analysts:  Rui Avelar, Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6996

Investors:  Ian Harper, Angiotech Pharmaceuticals, Inc.
(604) 221-7676 ext 6933
Media:  Eric Starkman, Starkman & Associates

(212) 252-8545 ext 12

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Exhibit 3

FOR IMMEDIATE RELEASE
NEWS RELEASE
THURSDAY JUNE 24, 2004

ANGIOTECH ADDRESSES GROWTH PROSPECTS

FOR 2004, 2005 AND 2006

VANCOUVER, June 24, 2004 -- Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI; TSX: ANP) today hosted a meeting with analysts and investors in New York and addressed the Company’s revenue and earnings prospects for the years ending December 31 2004, 2005 and 2006. Amounts, unless specified otherwise, are expressed in US dollars.

Total revenue goals for 2004 range between $119 million and $121 million. These goals include estimated royalty revenues, which are derived from estimated 2004 worldwide TAXUSTM Express2TM paclitaxel-eluting coronary stent system sales of approximately $2.1 billion to $2.2 billion. Net income for 2004 is expected to range between $0.68 and $0.70 adjusted earnings per share (diluted), excluding any special items, as compared to a net loss for 2003 of ($0.49) adjusted earnings per share.

Total revenue goals for 2005 range between $200 million and $215 million.  These goals include estimated royalty revenues, which are derived from estimated 2005 worldwide TAXUS system sales of approximately $2.9 billion to $3.2 billion.  Net income for 2005 is expected to range between $1.00 and $1.10 adjusted earnings per share (diluted), excluding any special items.

Total revenue goals for 2006 range between $255 million and $290 million. These goals include estimated royalty revenues, which are derived from estimated 2006 worldwide TAXUS system sales of approximately $3.2 billion to $3.7 billion.  Net income for 2006 is expected to range between $1.22 and $1.42 adjusted earnings per share (diluted), excluding any special items.

“We expect 2004 will be an extraordinary year for Angiotech, as we reach profitability and begin to generate substantial operating cash flow,” said David Hall, Chief Financial Officer of Angiotech.  “We continue to be optimistic about the prospects for the TAXUS system to remain the world’s market-leading product in drug eluting coronary stents through 2006 and beyond.  We are also excited by our additional products and pipeline, including our paclitaxel vascular wrap, as well as VITAGEL™ and our numerous new orthopedic product opportunities, which we expect will contribute meaningfully to our financial results in 2006 and beyond.  In addition, we plan to continue to allocate considerable resources to research and new product development in order to expand our rapidly growing pipeline of drug-device opportunities.”

The financial estimates used in this press release use non-GAAP or adjusted measures that exclude certain items.  Non-GAAP or adjusted financial information may exclude such items as charges related to purchased in-process research and development, acquisition-related amortization charges, stock-based compensation expenses and certain foreign exchange fluctuations related to the Company’s domiciling of cash balances.  Management uses this financial information to establish operational goals, and believes that non-GAAP or adjusted financial information may assist investors in analyzing the underlying trends in the Company’s business over time.  Investors should consider these non-GAAP or adjusted measures in addition to, not as a substitute for, or as superior to, financial information prepared in accordance with GAAP.  Further disclosure regarding this non-GAAP disclosure will be provided in a subsequent news release.

Vancouver-based Angiotech Pharmaceuticals, Inc., a specialty pharmaceutical company focusing on drug-coated medical devices and biomaterials, is dedicated to enhancing the performance of medical devices and biomaterials through the innovative uses of pharmacotherapeutics.  To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI; TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

FOR ADDITIONAL INFORMATION:

Analysts:  Rui Avelar, Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6996

Investors:  Ian Harper, Angiotech Pharmaceuticals, Inc

(604) 221-7676 ext 6933

Media:  Eric Starkman, Starkman & Associates

(212) 252-8545 ext 12

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